AM/STOEX-GN/07

ADITYA BIRLA GROUP

10th JULY, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

SEC Mail Processing
Section

JUL - 9 2008

Washington, DC
110

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

SUPPL

Dear Sir,

Please find enclosed herewith a Notice to passing resolution by the shareholders for increase of Authorised Capital from Rs.150 Crores to Rs. 200 Crores by way of Postal Ballot.

We are also enclosing herewith a Postal Ballot Form.

Please take the same on your records. [redacted]

08003740

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
ASST.VICE PRESIDENT & COMPANY SECRETARY

Encl : as above

PROCESSED
JUL 1 5 2008
THOMSON REUTERS

7/14

HINDALCO

HINDALCO INDUSTRIES LIMITED

Registered Office: Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai 400 030.

Notice Pursuant to Section 192A of the Companies Act, 1956

Notice is hereby given, to the Members of Hindalco Industries Limited for passing the following resolutions through Postal Ballot pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001 (including any statutory modification or re-enactment thereof for the time being in force):

Special Business

1. **Increase in the Authorized Share Capital :**

   To consider and if thought fit, to pass with or without modification(s), the following resolution as a **Special Resolution**:

   "RESOLVED THAT pursuant to the provisions of Sections 16, 94 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the Authorized Share Capital of the Company of Rs. 150,00,00,000 (Rupees One Hundred Fifty Crores) divided into 145,00,00,000 (One Hundred Forty Five Crores) equity shares of Re. 1 (Rupees One) each and 2,50,00,000 (Two Crores and Fifty Lacs) Redeemable Cumulative Preference Shares of Rs. 2 (Rupees Two) each be and is hereby increased to Rs. 200,00,00,000 (Rupees Two Hundred Crores) divided into 195,00,00,000 (One Hundred Ninety Five Crores) equity shares of Re. 1 (Rupees One) each and 2,50,00,000 (Two Crores and Fifty Lacs) Redeemable Cumulative Preference Shares of Rs. 2 (Rupees Two) each and consequently the respective Capital Clauses of in the Memorandum and Articles of Association of the Company do stand altered accordingly and as also provided in the Resolutions below ."

2. **Alteration of the Capital Clause of the Memorandum of Association of the Company :**

   To consider and if thought fit, to pass with or without modification(s), the following resolution as a **Special Resolution**:

   "RESOLVED THAT the Memorandum of Association of the Company be and is hereby altered by substituting the existing Clause V thereof by the following Clause V:

   V. The Authorized Share Capital of the Company is Rs. 200,00,00,000 (Rupees Two Hundred Crores only) divided into 195,00,00,000 (One Hundred Ninty Five Crores) Equity Shares of Re. 1/- (Rupee One) each and 2,50,00,000 (Two Crores and Fifty Lacs) Redeemable Cumulative Preference Shares of Rs. 2/- (Rupees Two) each carrying an appropriate rate of dividend as may be determined by the Articles of Association of the Company (free of Company's tax but subject to deduction of tax as required under the provisions of the Income Tax Act, 1961 for the time being in force), subject to be increased or decreased in accordance with the Company's regulations and legislative provisions for the time being in force in this behalf, and with power to divide the Shares in the Capital for the time being into Equity Share Capital and/or Preference Share Capital, with or without voting rights as may be permissible at law, and to attach thereto respectively, any preferential, qualified or special rights, privileges or conditions as may be determined by or in accordance with the provisions of the Companies Act, 1956 and the regulations of the Company, and to vary, modify or abrogate any such rights, privileges or conditions in such manner as may for the time being be provided by the regulations of the Company."

1 CEPS 4/D:/Sales/joe rego/Hidalco PB Notice 08/File Hindalco PB Notice 08.pmd/pravin18/6-skg-20-6

3 Alteration of the Articles of Association of the Company:

To consider and if thought fit, to pass with or without modification(s), the following resolution as a **Special Resolution**:

"RESOLVED THAT pursuant to the provisions of Section 31 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the existing Articles of Association of the Company be and is hereby altered by substituting the existing Article 4(i)(a) with the following Article:

4(i)(a). The Authorized Share Capital of the Company is Rs. 200,00,00,000 (Rupees Two Hundred Crores only) divided into 195,00,00,000 (One Hundred Ninty Five Crores) Equity Shares of Re. 1/- (Rupee One) each and 2,50,00,000 (Two Crores and Fifty Lakhs) Redeemable Cumulative Preference Shares of Rs. 2/- (Rupees Two) each carrying an appropriate rate of dividend as fixed by the Board at the time of issue in accordance with applicable provisions of law if any, or otherwise, (free of Company's tax but subject to deduction of tax as required under the provisions of the Income Tax Act, 1961 for the time being in force), subject to be increased or decreased in accordance with the Company's regulations and legislative provisions for the time being in force in this behalf, and with power to divide the Shares in the Capital for the time being into Equity Share Capital and/or Preference Share Capital, with or without Voting Rights as may be permissible at law, and to attach thereto respectively, any preferential, qualified or special rights, privileges or conditions as may be determined by or in accordance with the provisions of the Act and the regulations of the Company, and to vary, modify or abrogate any such rights, privileges or conditions in such manner as may for the time being be provided by the regulations."

By Order of the Board

For Hindalco Industries Limited

Anil Malik

Place : Mumbai

Date : June 21, 2008.

Astt. Vice President &

Company Secretary

Notes:

1. An explanatory statement pursuant to Sections 173(2) and 192A of the Companies Act, 1956 setting out all material facts concerning the aforesaid special business and reasons therefore is annexed hereto.
2. The Board of Directors at its meeting held on June 20th, 2008 has appointed Mr. Brijesh Mathur, Chartered Accountant, as Scrutinizer for conducting the Postal Ballot process in a fair and transparent manner.
3. Postal Ballot Form and the self-addressed postage pre-paid envelopes are enclosed for the use of Members.
4. Members are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form (no other form or photocopy thereof is permitted) duly completed in the attached self-addressed envelope, so as to reach the Scrutinizer at the address of the Registered Office of the Company no later than the close of working hours i.e. 5:00 pm on Tuesday, 5th August, 2008.
5. The Scrutinizer will submit his report, addressed to the Board of Directors of the Company, to one of its Directors after completion of the scrutiny and result of the Postal Ballot will be announced by a Director of the Company on 6th August, 2008 at 10.00 a.m. at the Registered Office of the Company at Mumbai. The results of the Postal Ballot will also be noted at the next General Meeting of the Company.

ANNEXURE TO NOTICE

Explanatory Statement under Sections 173(2) and 192A(2) of the Companies Act, 1956.

Item Nos. 1, 2 & 3 - Increase in the Authorized Share Capital

The Company, in order to meet its growth objectives and to strengthen its financial position, may be required to generate long term resources by issuing shares. It is therefore deemed appropriate to increase the Authorized Share Capital of the Company from Rs. 150 crore to Rs. 200 crore and for that purpose, the Memorandum of Association and the Articles of Association of the Company are proposed to be suitably altered as set out at Item Nos. 2 and 3 of the accompanying Notice.

The provisions of the Companies Act, 1956 require the Company to seek the approval of the Members for increase in the authorised share capital and for the alteration of capital clause of the Memorandum of Association and the Articles of Association of the Company.

The Board of Directors accordingly recommend the resolutions set out at Item Nos. 1, 2 and 3 of the accompanying Notice for the approval of the Members.

Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956 read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolutions.

By Order of the Board
For Hindalco Industries Limited

Anil Malik
Astt. Vice President &
Company Secretary

Place : Mumbai
Date : June 21, 2008.

HINDALCO INDUSTRIES LIMITED

Registered Office: Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai 400 030.

POSTAL BALLOT FORM

Serial No.

1. Name(s) of Shareholder(s) including Joint-holders, if any :

2. Registered Address of the Sole/First named Shareholder :

3. Registered Folio No. / DPID No. / Client ID No.* : (*Applicable to investors holding shares in demat form)

4. No. of Shares held :
   a) Fully Paid-up
   b) Partly Paid-up (50%)
   c) Partly Paid-up (25%)

5. I/We hereby exercise my/our vote in respect of the resolutions to be passed through Postal Ballot for the businesses stated in the Notice dated 21st June, 2008 of the Company by sending my/our assent or dissent to the said resolutions by placing tick (✓) mark at the appropriate box below.

Item No.	Description	No. of Shares		I / We assent to the resolution	I / We dissent to the resolution
		Fully Paid-up	Partly Paid-up		
1.	Increase in the Authorized Share Capital for increasing authorised capital from Rs. 150 crores to Rs. 200 crores.				
2.	Alteration of the Capital Clause of the Memorandum of Association of the Company for increasing authorised capital from Rs. 150 crores to Rs. 200 crores.				
3.	Alteration of the Articles of Association of the Company for increasing authorised capital from Rs. 150 crores to Rs. 200 crores.				

Place :

Date : (Signature of the Shareholder)

Note: Please read instructions printed overleaf carefully before exercising your vote.

INSTRUCTIONS

1. A member desiring to exercise vote by postal ballot may complete this Postal Ballot Form (no other form or photo copy thereof is permitted) and send it to the Scrutinizer at the address of Registered Office of the Company in the attached self-addressed envelope. Postage will be borne and paid by the Company. However, envelopes containing postal ballots, if sent by courier at the expense of the Registered Shareholder will also be accepted.

2. The self-addressed envelope bears the name of the Scrutinizer appointed by the Board of Directors of the Company.

3. This form should be completed and signed by the shareholder. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named shareholder and in his absence, by the next named shareholder. In case the form is signed by the Power of Attorney holder for and on behalf of the shareholder(s), it must be accompanied by acertified true copy of the power of attorney. If such power of attorney is already registered with the Company, Power of Attorney holder should quote the registration number beneath his/her signature.

4. In case of shares held by companies, trust, societies etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of the Board Resolution/Authority together with the attested specimen signature(s) of the Authorised Signatory(ies).

5. The exercise of vote by postal ballot through Proxy is not permitted.

6. Unsigned Postal Ballot Forms will be rejected.

7. Duly completed Postal Ballot Form should reach the Company not later than the close of working hours on 5th August, 2008. All Postal Ballot Forms received after this date will be strictly treated as if reply from such shareholder has not been received.

8. In respect of Partly Paid-up shares, in terms of the Articles of Association of the Company, the voting rights shall be proportionate to the paid-up value of the Equity Shares held.

9. Members are requested not to send any other paper along with the Postal Ballot Form in the enclosed self addressed postage prepaid envelope as such envelopes will be received by the Scrutinizer and any extraneous paper found in such envelope would be destroyed by the Scrutinizer.

10. A tick (✓) mark should be placed in the relevant box signifying assent/dissent for the resolution, as the case may be, before mailing the Postal Ballot Form. Incomplete, unsigned, improperly or incorrectly tick (✓) marked Postal Ballot Form will be rejected. Postal Ballot Form bearing tick marks in both the columns will render the Postal Ballot Form invalid.

11. The Scrutinizer's decision on the validity of the postal ballot will be final.

12. There will be only one postal ballot form for every folio irrespective of the number of joint holder(s).

13. The date of declaration of the result of postal ballot shall be taken to be the date passing of the resolution.

END